H. Lundbeck A/S
9 Ottiliavej DK-2500 Valby
Copenhagen Denmark
Tel +45 36433041
Fax +45 36438262
E-mail tzol@lundbeck.com
www.lundbeck.com

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA

04036000

SUPPL

AUG 0 5 2004

Date 26 July 2004

Our ref TZOL

Your ref

Dear Sirs

Documents on H. Lundbeck A/S Reg.No. 82-4973

We are pleased to enclose our Press Release 134, released 1 July 2004 in both Danish and English, as required under *Filing Requirements Under Rule 12g3-2(b.*

Yours sincerely

Steen Juul Jensen
Vice President
Investor Relations & Corporate Reporting

PROCESSED
AUG 06 2004
THOMSON
FINANCIAL

This letter is intended for the addressee only and may contain information that is confidential or privileged.
CBR No. 56759913

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 134

1 July 2004

Lundbeck's portfolio of treasury shares

Pursuant to Section 28 of the Danish Securities Trading Act, and in continuation of the company's current share buy-back programme, Lundbeck owns 4,765,333 shares at 1 July 2004, corresponding to 2,0% of the share capital.

A total of 2,395,652 shares at an average price of 129.19 have been acquired since the buy-back programme was launched, corresponding to DKK 309,5 million. The DKK 400 million buy-back programme is expected to be completed by the end of the year.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2004.

Investor contact
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Niels Hobolt, Investor Relations Officer, tel +45 36 43 21 38.

Media contact
- Anders Schroll, Media Relations Manager, tel +45 36 43 20 81.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,300.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 134

1. juli 2004

Lundbeck's beholdning af egne aktier

I henhold til værdipapirhandelslovens § 28, og i forlængelse af selskabets igangværende aktietilbagekøbsprogram, ejer Lundbeck pr. d.d. 4.675.333 stk. aktier, svarende til 2,0% af aktiekapitalen.

Der er købt 2.395.652 aktier siden iværksættelsen af tilbagekøbsprogrammet til en gennemsnitskurs på 129,19, svarende til DKK 309,5 mio. Det samlede tilbagekøbsprogram på DKK 400 mio. forventes afsluttet i indeværende år.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2004.

Henvendelser fra investorer:
- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Niels Hobolt, Investor Relations Officer, på telefon 36 43 21 38

Henvendelser fra pressen:
- Anders Schroll, Media Relations Manager, på telefon 36 43 20 81

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.300.